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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                     RULE 13E-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              EDISON SCHOOLS INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                              EDISON SCHOOLS INC.
                          SHAKESPEARE ACQUISITION LLC
                      SHAKESPEARE ACQUISITION CORPORATION
                             H. CHRISTOPHER WHITTLE
                              CHRISTOPHER D. CERF
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   281033100
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                              DAVID GRAFF, ESQ.
                                               GENERAL COUNSEL
                                             EDISON SCHOOLS INC.
                                              521 FIFTH AVENUE
                                             NEW YORK, NY 10175
                                       TELEPHONE NUMBER: 212-419-1600






                                               WITH A COPY TO:
               NANCY A. LIEBERMAN, ESQ.                                 JOHN F. FRITTS, ESQ.
       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                  CADWALADER, WICKERSHAM & TAFT LLP
                  FOUR TIMES SQUARE                                       100 MAIDEN LANE
               NEW YORK, NEW YORK 10036                               NEW YORK, NEW YORK 10038

--------------------------------------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [ ] A tender offer.

     d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                           CALCULATION OF FILING FEE*

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------
                     $104,101,056                                              $8,422
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

* The filing fee was determined based upon the sum of (a) the product of 54,112,087 shares of common stock and the merger consideration of $1.76 per share (equal to $95,237,273) and (b) the difference between the merger consideration of $1.76 per share and the exercise price per share of each of the 12,415,044 shares of common stock underlying outstanding warrants and options in which the exercise price per share is less than $1.76 per share (equal to $8,863,783). In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $104,101,056.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,422                         Filing Party: Edison Schools Inc.
Form or Registration No.: Schedule 14A                 Date Filed: August 22, 2003

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) Edison Schools Inc., a Delaware corporation (the "Company" or "Edison"); (2) Shakespeare Acquisition LLC, a Delaware limited liability company; (3) Shakespeare Acquisition Corporation, a Delaware corporation; (4) H. Christopher Whittle; and (5) Christopher D. Cerf. The preceding persons are collectively referred to herein as the "Filing Persons," and individually as a "Filing Person."

     This Schedule 13E-3 relates to the agreement and plan of merger, dated as of July 13, 2003 (the "Merger Agreement"), among the Company, Shakespeare Acquisition LLC and Shakespeare Acquisition Corporation. If the Merger Agreement and Merger (as defined below) are adopted and approved by the Edison stockholders and the other conditions to the closing of the Merger are satisfied or waived, Shakespeare Acquisition Corporation will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

     In the Merger, the outstanding shares of the Company's Class A common stock, par value $0.01 per share, and the Company's Class B common stock, par value $0.01 per share (collectively, the "Common Stock"), other than those held by dissenting stockholders who perfect their appraisal rights under Delaware law with respect to such shares of Common Stock, will be converted, without any action on the part of the stockholders, into the right to receive $1.76 in cash per share. Options and Warrants will be treated as described more fully in the Proxy Statement (as defined below). Each outstanding share of Shakespeare Acquisition Corporation will be converted into one share of newly issued Edison common stock pursuant to the Merger.

     Concurrently with the filing of this Schedule 13E-3, the Company is filing with the U.S. Securities and Exchange Commission a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt and approve the Merger Agreement and the Merger.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(2) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act ("Regulation M-A").

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto.

     All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each Filing Person other than the Company was supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET

     Regulation M-A
     Item 1001

          Summary Term Sheet. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger

ITEM 2.  SUBJECT COMPANY INFORMATION

     Regulation M-A
     Item 1002

     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Information About the Transaction Participants

     (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Information Concerning the Special Meeting--Record Date and
                       Quorum Requirement
                     Common Stock Market Price and Dividend Information

     (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Common Stock Market Price and Dividend Information
                     The Merger Agreement--Covenants

     (e) Prior Public Offerings. The information set forth in the Proxy Statement under the caption "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Information Regarding Edison Common Stock Transactions--
                       Purchases by Edison
                     Information Regarding Edison Common Stock Transactions--
                       Purchases by Shakespeare,
                     Shakespeare Acquisition Corporation, Liberty Partners,
                       Mr. Whittle and Mr. Cerf

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     Regulation M-A
     Item 1003

     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Current Executive Officers and Directors of Edison Current Executive Officers and Managers of Shakespeare Current Executive Officers and Directors of Shakespeare
                       Acquisition Corporation
                     Information About the Transaction Participants

     (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Information About the Transaction Participants

     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Current Executive Officers and Directors of Edison Current Executive Officers and Managers of Shakespeare Current Executive Officers and Directors of Shakespeare
                         Acquisition Corporation
                     Information About the Transaction Participants

ITEM 4.  TERMS OF THE TRANSACTION

     Regulation M-A
     Item 1004

     (a)(1)   Material Terms.  Tender Offers.  Not applicable.

     (a)(2) Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Information Concerning the Special Meeting
                     Special Factors--Structure of the Transaction
                     Special Factors--Capitalization
                     Special Factors--Purpose of the Merger; Certain Effects of
                         the Merger
                     Special Factors--Background of the Merger
                     Special Factors--Recommendations of the Special Committee
                         and the Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Interests of Certain Persons in the Merger Special Factors--Post-Closing Arrangements Among Liberty
                         Partners and the Management Members
                     Special Factors--Material U.S. Federal Income Tax
                         Consequences
                     The Merger Agreement

     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Interests of Certain Persons in the Merger Special Factors--Post-Closing Arrangements Among Liberty
                         Partners and the Management Members
                     Special Factors--Plans for Edison Following the Merger
                     The Merger Agreement

     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Appraisal Rights of Stockholders
                     Appendix C

     (e) Provisions for Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

     (f)      Eligibility for Listing or Trading.  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Regulation M-A
     Item 1005

     (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Special Factors--Interests of Certain Persons in the Merger Information About the Transaction Participants--Past
                         Contacts, Transactions, Negotiations and Agreements

     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Background of the Merger
                     Special Factors--Interests of Certain Persons in the Merger

     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Background of the Merger
                     Special Factors--Interests of Certain Persons in the Merger

     (e) Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Special Factors--Interests of Certain Persons in the Merger Information About the Transaction Participants--Past
                         Contacts, Transactions, Negotiations and Agreements

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Regulation M-A
     Item 1006

     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Structure of the Transaction
                     Special Factors--Capitalization
                     Special Factors--Plans for Edison Following the Merger The Merger Agreement

     (c)(1)-(8)Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Structure of the Transaction
                     Special Factors--Purposes of the Merger; Certain Effects of
                          the Merger

                     Special Factors--Interests of Certain Persons in the Merger Special Factors--Post-Closing Arrangements Among Liberty
                         Partners and the Management Members
                     Special Factors--Plans for Edison Following the Merger Financing for the Merger
                     The Merger Agreement

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     Regulation M-A
     Item 1013

     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Purposes of the Merger; Certain Effects of
                          the Merger
                     Special Factors--Background of the Merger
                     Special Factors--Recommendations of the Special Committee
                         and the Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Position of the Management Members and
                         Shakespeare as to the Fairness of the Merger to Disinterested Stockholders
                     Special Factors--Interests of Certain Persons in the Merger Special Factors--Post-Closing Arrangements Among Liberty
                         Partners and the Management Members
                     Special Factors--Plans for Edison Following the Merger

     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Special Factors--Purposes of the Merger; Certain Effects of
                          the Merger
                     Special Factors--Background of the Merger
                     Special Factors--Recommendations of the Special Committee
                         and the Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Plans for Edison if the Merger Is Not
                          Completed

     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Purposes of the Merger; Certain Effects of
                         the Merger
                     Special Factors--Background of the Merger
                     Special Factors--Recommendations of the Special Committee
                         and the Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Opinion of Financial Advisor to the
                          Special Committee
                     Special Factors--Position of the Management Members and
                                    Shakespeare as to the Fairness of the Merger
                         to Disinterested Stockholders
                     Special Factors--Interests of Certain Persons in the Merger Special Factors--Post-Closing Arrangements Among Liberty
                         Partners and the Management Members
                     Special Factors--Plans for Edison Following the Merger

     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger

                     Special Factors--Capitalization
                     Special Factors--Purposes of the Merger; Certain Effects of
                          the Merger
                     Special Factors--Recommendations of the Special Committee
                          and the Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Interests of Certain Persons in the Merger Special Factors--Post-Closing Arrangements Among Liberty
                         Partners and the Management Members
                     Special Factors--Plans for Edison Following the Merger Special Factors--Material U.S. Federal Income Tax
                          Consequences

ITEM 8.  FAIRNESS OF THE TRANSACTION

     Regulation M-A
     Item 1014

     (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Background of the Merger
                     Special Factors--Recommendations of the Special Committee
                         and the Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Opinion of Financial Advisor to the
                          Special Committee
                     Special Factors--Position of the Management Members and
                         Shakespeare as to the Fairness of the Merger to Disinterested Stockholders
                     Special Factors--Interests of Certain Persons in the Merger

     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Structure of the Transaction
                     Special Factors--Purposes of the Merger; Certain Effects of
                          the Merger
                     Special Factors--Background of the Merger
                     Special Factors--Recommendations of the Special Committee
                         and the Board of Directors; Reasons for, Recommending the Approval of the Merger
                     Special Factors--Opinion of Financial Advisor to the
                          Special Committee
                     Special Factors--Position of the Management Members and
                         Shakespeare as to the Fairness of the Merger to Disinterested Stockholders
                     Special Factors--Interests of Certain Persons in the Merger Special Factors--Post-Closing Arrangements Among Liberty
                         Partners and the Management   Members
                     Special Factors--Appraisal Rights of Stockholders

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Information Concerning the Special Meeting--Vote Required Special Factors--Recommendations of the Special Committee
                         and Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Position of the Management Members and
                         Shakespeare as to the Fairness of the Merger to Disinterested Stockholders

     (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Background of the Merger
                     Special Factors--Recommendations of the Special Committee
                         and the Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Opinion of Financial Advisor to the
                          Special Committee
                     Special Factors--Position of the Management Members and
                         Shakespeare as to the Fairness of the Merger to Disinterested Stockholders

     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Special Factors--Recommendations of the Special Committee
                         and Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Position of the Management Members and
                         Shakespeare as to the Fairness of the Merger to Disinterested Stockholders

     (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Special Factors--Background of the Merger
                     Special Factors--Recommendations of the Special Committee
                         and Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Position of the Management Members and
                         Shakespeare as to the Fairness of the Merger to Disinterested Stockholders

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     Regulation M-A
     Item 1015

     (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Special Factors--Background of the Merger
                     Special Factors--Recommendations of the Special Committee
                         and Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Opinion of Financial Advisor to the
                          Special Committee
                     Special Factors--Position of the Management Members and
                         Shakespeare as to the Fairness of the Merger to Disinterested Stockholders
                     Special Factors--Certain Financial Projections
                     Appendix B

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Special Factors--Background of the Merger
                     Special Factors--Opinion of Financial Advisor to the
                          Special Committee
                     Special Factors--Certain Financial Projections
                     Special Factors--Fees and Expenses
                     Appendix B

     (c) Availability of Documents. The information set forth in the Proxy Statement under the caption "Special Factors--Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     Regulation M-A
     Item 1007

     (a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Special Factors--Structure of the Transaction
                     Financing for the Merger
                     The Merger Agreement

     (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Special Factors--Structure of the Transaction
                     Financing for the Merger
                     The Merger Agreement

     (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Information Concerning the Special Meeting--Proxy
                          Solicitation
                     Special Factors--Fees and Expenses
                     Financing for the Merger--Requirements
                     The Merger Agreement--Fees and Expenses

     (d)      Borrowed Funds.  Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Regulation M-A
     Item 1008

     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Special Factors--Interests of Certain Persons in the Merger Security Ownership of Certain Beneficial Owners and
                          Management

     (b) Securities Transactions. The information set forth in the Proxy Statement under the caption "Information Regarding Edison Common Stock Transactions" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

     Regulation M-A
     Item 1012

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Information Concerning the Special Meeting--Vote Required

     (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Questions and Answers About the Merger
                     Information Concerning the Special Meeting--Proxy
                           Solicitation
                     Special Factors--Recommendations of the Special Committee
                           and the Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Position of the Management Members and
                           Shakespeare as to the Fairness of the Merger to Disinterested Stockholders

ITEM 13.  FINANCIAL STATEMENTS

     Regulation M-A
     Item 1010

     (a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Edison Selected Historical Consolidated Financial Data Appendix F

     (b)      Pro Forma Information.  Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Regulation M-A
     Item 1009

     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Information Concerning the Special Meeting--Proxy
                           Solicitation
                     Special Factors--Recommendations of the Special Committee
                           and the Board of Directors; Reasons for Recommending the Approval of the Merger
                     Special Factors--Opinion of the Financial Advisor to the
                           Special Committee
                     Special Factors--Position of the Management Members and
                           Shakespeare as to the Fairness of the Merger to Disinterested Stockholders
                     Appendix B

     (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                     Summary
                     Information Concerning the Special Meeting--Proxy
                           Solicitation
                     Special Factors--Background of the Merger
                     Special Factors--Interests of Certain Persons in the Merger

ITEM 15.  ADDITIONAL INFORMATION

     Regulation M-A
     Item 1011

     (b) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS

     Regulation M-A
     Item 1016


    (a)(1)   Press Release issued by Edison Schools Inc., dated July 14,
             2003, incorporated by reference to Exhibit 99.1 to the Form
             8-K filed with the Securities and Exchange Commission by Edison Schools Inc. on July 14, 2003.

    (a)(2) Preliminary Proxy Statement, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission by Edison Schools Inc. on August 22,
             2003 (the "Proxy Statement").

    (a)(3)   Form of Proxy Card to be sent to holders of shares of Edison
             Schools Inc. Class A Common Stock, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement.

    (a)(4)   Form of Proxy Card to be sent to holders of shares of Edison
             Schools Inc. Class B Common Stock, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement.

    (c)(1) Fairness Opinion of Evercore Partners, dated July 13, 2003, incorporated herein by reference to Appendix B to the Proxy
             Statement.

    (c)(2) Presentation of Evercore Partners to the Special Committee of the Board of Directors, dated July 13, 2003. [Note:
             Certain confidential portions of this exhibit have been omitted as indicated in the exhibit and filed separately with the Securities and Exchange Commission.]

    (d)(1) Agreement and Plan of Merger, dated as of July 13, 2003, among Edison Schools Inc., Shakespeare Acquisition LLC and
             Shakespeare Acquisition Corporation, incorporated herein by reference to Appendix A to the Proxy Statement.

    (d)(2)   Letter Agreement, dated as of December 18, 2001, between H.
             Christopher Whittle and Edison Schools Inc., incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed with the Securities and Exchange Commission by Edison
             Schools Inc. on February 14, 2002.

    (d)(3)   Amendment to Letter Agreement, effective as of November 15,
             2002, between H. Christopher Whittle and Edison Schools
             Inc., incorporated herein by reference to Exhibit 10.56 to the Form 10-Q filed with the Securities and Exchange
             Commission by Edison Schools Inc. on February 14, 2003.

    (d)(4)   Ratification and Confirmation of Pledge of Securities of
             Edison Schools Inc. by H. Christopher Whittle and WSI Inc.
             to JPMorgan Chase Bank (f/k/a The Chase Manhattan Bank, successor by merger to Morgan Guarantee Trust Company of New
             York), dated as of August 15, 2003.

    (d)(5)   Option Agreement, dated as of March 30, 2000, between WSI
             Inc. and JPMorgan Chase Bank (f/k/a The Chase Manhattan
             Bank, successor by merger to Morgan Guarantee Trust Company of New York).

    (d)(6)   Pledge Agreement, dated as of November 15, 1999, between H.
             Christopher Whittle and Edison Schools Inc.

    (d)(7)   Form of Stock Option to Purchase Shares of Edison Schools
             Inc. Common Stock, issued by WSI Inc.

    (d)(8)   Employment Agreement, dated as of October 1, 2002, between
             Charles J. Delaney and Edison Schools Inc., incorporated herein by reference to Exhibit 10.49 to the Form 10-K filed with the Securities and Exchange Commission by Edison
             Schools Inc. on September 30, 2002.

    (d)(9)   Amendment to Employment Agreement, dated as of July 31,
             2003, between Charles J. Delaney and Edison Schools Inc.

    (d)(10)  Letter Agreement, dated as of June 20, 2000, between Benno
             C. Schmidt, Jr., and Edison Schools Inc., incorporated herein by reference to Exhibit 10.6 to the Form 10-K filed with the Securities and Exchange Commission by Edison
             Schools Inc. on September 30, 2002.




    (d)(11)  Letter Agreement, dated as of March 28, 2002, between Benno
             C. Schmidt, Jr., and Edison Schools Inc.

    (d)(12)  Letter Agreement, dated as of May 8, 2002, between Benno C.
             Schmidt, Jr., and Edison Schools Inc., incorporated herein by reference to Exhibit 10.6.1 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools
             Inc. on September 30, 2002.

    (d)(13)  Letter Agreement, dated as of June 26, 2003, between Benno
             C. Schmidt, Jr., and Edison Schools Inc.

    (d)(14)  Form of Tranche 1 Warrant to Purchase Shares of Edison
             Schools Inc. Common Stock, issued by Edison Schools Inc.

    (d)(15)  Form of Tranche 2 Warrant to Purchase Shares of Edison
             Schools Inc. Common Stock, issued by Edison Schools Inc.

    (d)(16)  Form of "A" Warrant to Purchase Shares of Edison Schools
             Inc. Common Stock, issued by Edison Schools Inc.

    (d)(17)  Option Agreement, dated as of June 30, 1999, between WSI
             Inc. and Edison Schools Inc.

    (d)(18)  Option Agreement, dated as of June 30, 1999, between WSI
             Inc. and Edison Schools Inc.

    (d)(19) Stock Subscription Warrant, dated as of October 18, 1999, issued by Edison Schools Inc. to TBCC Funding Trust II, incorporated herein by reference to Exhibit 10.21 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.

    (d)(20)  Warrant Agreement, dated as of July 31, 2002, between School
             Services LLC and Edison Schools Inc., incorporated herein by reference to Exhibit 10.41 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on
             September 30, 2002.

    (d)(21)  Warrant Agreement, dated as of July 31, 2002, between School
             Services LLC and Edison Schools Inc., incorporated herein by reference to Exhibit 10.43 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on
             September 30, 2002.

    (d)(22)  Warrant Agreement, dated as of July 31, 2002, between
             Merrill Lynch Mortgage Capital Inc. and Edison Schools Inc., incorporated herein by reference to Exhibit 10.39 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.

    (d)(23) Edison Schools Inc. 1998 Site Option Plan, incorporated herein by reference to Exhibit 10.1 to the Form 10-K filed with the Securities and Exchange Commission by Edison
             Schools Inc. on September 30, 2002.

    (d)(24) Edison Schools Inc. 1999 Stock Option Plan, incorporated herein by reference to Exhibit 10.2 to the Form 10-K filed with the Securities and Exchange Commission by Edison
             Schools Inc. on September 30, 2002.

    (d)(25) Edison Schools Inc. 1999 Key Stock Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Form
             10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.

    (d)(26) Edison Schools Inc. 1999 Stock Incentive Plan, as amended, incorporated herein by reference to Appendix B to the
             Schedule 14A filed with the Securities and Exchange
             Commission by Edison Schools Inc. on October 28, 2002.

    (d)(27)  Form of Nonstatutory Stock Option Agreement.

    (f) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix C to the Proxy
             Statement.

    (g)      Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EDISON SCHOOLS INC.

                                          By: /s/ H. Christopher Whittle
                                          --------------------------------------
                                          Name: H. Christopher Whittle
                                          Title:  Chief Executive Officer

                                          SHAKESPEARE ACQUISITION LLC

                                          By: /s/ H. Christopher Whittle
                                          --------------------------------------
                                          Name: H. Christopher Whittle
                                          Title:  Chief Executive Officer

                                          SHAKESPEARE ACQUISITION
                                          CORPORATION

                                          By: /s/ H. Christopher Whittle
                                          --------------------------------------
                                          Name: H. Christopher Whittle
                                          Title:  President

                                          H. CHRISTOPHER WHITTLE

                                          /s/ H. Christopher Whittle
                                          --------------------------------------
                                          Name: H. Christopher Whittle

                                          CHRISTOPHER D. CERF

                                          /s/ Christopher D. Cerf
                                          --------------------------------------
                                          Name: Christopher D. Cerf

Date: August 22, 2003

                                 EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
(a)(1)    Press Release issued by Edison Schools Inc., dated July 14,
          2003, incorporated by reference to Exhibit 99.1 to the Form
          8-K filed with the Securities and Exchange Commission by
          Edison Schools Inc. on July 14, 2003.
(a)(2)    Preliminary Proxy Statement, incorporated herein by
          reference to the Schedule 14A filed with the Securities and
          Exchange Commission by Edison Schools Inc. on August 22,
          2003 (the "Proxy Statement").
(a)(3)    Form of Proxy Card to be sent to holders of shares of Edison
          Schools Inc. Class A Common Stock, filed with the Securities and Exchange Commission along with the Proxy Statement,
          incorporated herein by reference to the Proxy Statement.
(a)(4)    Form of Proxy Card to be sent to holders of shares of Edison
          Schools Inc. Class B Common Stock, filed with the Securities and Exchange Commission along with the Proxy Statement,
          incorporated herein by reference to the Proxy Statement.
(c)(1)    Fairness Opinion of Evercore Partners, dated July 13, 2003, incorporated herein by reference to Appendix B to the Proxy
          Statement.
(c)(2)    Presentation of Evercore Partners to the Special Committee
          of the Board of Directors, dated July 13, 2003. [Note:
          Certain confidential portions of this exhibit have been
          omitted as indicated in the exhibit and filed separately
          with the Securities and Exchange Commission.]
(d)(1)    Agreement and Plan of Merger, dated as of July 13, 2003,
          among Edison Schools Inc., Shakespeare Acquisition LLC and
          Shakespeare Acquisition Corporation, incorporated herein by reference to Appendix A to the Proxy Statement.
(d)(2)    Letter Agreement, dated as of December 18, 2001, between H.
          Christopher Whittle and Edison Schools Inc., incorporated
          herein by reference to Exhibit 10.2 to the Form 10-Q filed with the Securities and Exchange Commission by Edison
          Schools Inc. on February 14, 2002.
(d)(3)    Amendment to Letter Agreement, effective as of November 15,
          2002, between H. Christopher Whittle and Edison Schools
          Inc., incorporated herein by reference to Exhibit 10.56 to the Form 10-Q filed with the Securities and Exchange
          Commission by Edison Schools Inc. on February 14, 2003.
(d)(4)    Ratification and Confirmation of Pledge of Securities of
          Edison Schools Inc. by H. Christopher Whittle and WSI Inc.
          to JPMorgan Chase Bank (f/k/a/ The Chase Manhattan Bank,
          successor by merger to Morgan Guarantee Trust Company of New
          York), dated as of August 15, 2003.
(d)(5)    Option Agreement, dated as of March 30, 2000, between WSI
          Inc. and JPMorgan Chase Bank (f/k/a The Chase Manhattan
          Bank, successor by merger to Morgan Guarantee Trust Company of New York).
(d)(6)    Pledge Agreement, dated as of November 15, 1999, between H.
          Christopher Whittle and Edison Schools Inc.
(d)(7)    Form of Stock Option to Purchase Shares of Edison Schools
          Inc. Common Stock, issued by WSI Inc.
(d)(8)    Employment Agreement, dated as of October 1, 2002, between
          Charles J. Delaney and Edison Schools Inc., incorporated
          herein by reference to Exhibit 10.49 to the Form 10-K filed with the Securities and Exchange Commission by Edison
          Schools Inc. on September 30, 2002.
(d)(9)    Amendment to Employment Agreement, dated as of July 31,
          2003, between Charles J. Delaney and Edison Schools Inc.
(d)(10)   Letter Agreement, dated as of June 20, 2000, between Benno
          C. Schmidt, Jr., and Edison Schools Inc., incorporated
          herein by reference to Exhibit 10.6 to the Form 10-K filed with the Securities and Exchange Commission by Edison
          Schools Inc. on September 30, 2002.
(d)(11)   Letter Agreement, dated as of March 28, 2002, between Benno
          C. Schmidt, Jr., and Edison Schools Inc.
(d)(12)   Letter Agreement, dated as of May 8, 2002, between Benno C.
          Schmidt, Jr., and Edison Schools Inc., incorporated herein by reference to Exhibit 10.6.1 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools
          Inc. on September 30, 2002.
(d)(13)   Letter Agreement, dated as of June 26, 2003, between Benno
          C. Schmidt, Jr., and Edison Schools Inc.
(d)(14)   Form of Tranche 1 Warrant to Purchase Shares of Edison
          Schools Inc. Common Stock, issued by Edison Schools Inc.

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
(d)(15)   Form of Tranche 2 Warrant to Purchase Shares of Edison
          Schools Inc. Common Stock, issued by Edison Schools Inc.
(d)(16)   Form of "A" Warrant to Purchase Shares of Edison Schools
          Inc. Common Stock, issued by Edison Schools Inc.
(d)(17)   Option Agreement, dated as of June 30, 1999, between WSI
          Inc. and Edison Schools Inc.
(d)(18)   Option Agreement, dated as of June 30, 1999, between WSI
          Inc. and Edison Schools Inc.
(d)(19)   Stock Subscription Warrant, dated as of October 18, 1999,
          issued by Edison Schools Inc. to TBCC Funding Trust II,
          incorporated herein by reference to Exhibit 10.21 to the
          Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.
(d)(20)   Warrant Agreement, dated as of July 31, 2002, between School
          Services LLC and Edison Schools Inc., incorporated herein by reference to Exhibit 10.41 to the Form 10-K filed with the
          Securities and Exchange Commission by Edison Schools Inc. on
          September 30, 2002.
(d)(21)   Warrant Agreement, dated as of July 31, 2002, between School
          Services LLC and Edison Schools Inc., incorporated herein by reference to Exhibit 10.43 to the Form 10-K filed with the
          Securities and Exchange Commission by Edison Schools Inc. on
          September 30, 2002.
(d)(22)   Warrant Agreement, dated as of July 31, 2002, between
          Merrill Lynch Mortgage Capital Inc. and Edison Schools Inc.,
          incorporated herein by reference to Exhibit 10.39 to the
          Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.
(d)(23)   Edison Schools Inc. 1998 Site Option Plan, incorporated
          herein by reference to Exhibit 10.1 to the Form 10-K filed with the Securities and Exchange Commission by Edison
          Schools Inc. on September 30, 2002.
(d)(24)   Edison Schools Inc. 1999 Stock Option Plan, incorporated
          herein by reference to Exhibit 10.2 to the Form 10-K filed with the Securities and Exchange Commission by Edison
          Schools Inc. on September 30, 2002.
(d)(25)   Edison Schools Inc. 1999 Key Stock Incentive Plan,
          incorporated herein by reference to Exhibit 10.3 to the Form
          10-K filed with the Securities and Exchange Commission by
          Edison Schools Inc. on September 30, 2002.
(d)(26)   Edison Schools Inc. 1999 Stock Incentive Plan, as amended, incorporated herein by reference to Appendix B to the
          Schedule 14A filed with the Securities and Exchange
          Commission by Edison Schools Inc. on October 28, 2002.
(d)(27)   Form of Nonstatutory Stock Option Agreement.
(f)       Section 262 of the Delaware General Corporation Law,
          incorporated herein by reference to Appendix C to the Proxy
          Statement.